Exhibit 99.1

Sinovac Reports Unaudited Third Quarter 2010 Financial Results

- Conference call scheduled for Monday, November 15, 2010 at 8:00 AM EST —

Beijing — November 15, 2010 — Sinovac Biotech Ltd. (NASDAQ: SVA),  a leading provider of biopharmaceutical products in China, announced today its unaudited financial results for the three-month and nine-month periods ended September 30, 2010.

Business Highlights

•                  In October 2010, Sinovac was selected by the Beijing Centers for Disease Control and Prevention (Beijing CDC) as one of the five manufacturers to supply seasonal influenza vaccine in conjunction with a vaccination campaign to provide up to a total of 2.8 million doses for free to the elderly and school age children. Based on the first contract with the Beijing CDC, Sinovac supplied 375,000 doses of its seasonal influenza vaccine, Anflu®, valued at RMB 8.8 million, or approximately $1.3 million.

•                  In October, the Company’s wholly owned subsidiary Sinovac Biotech (Hong Kong) Ltd. received the Certificate of Drug/Product Registration from the Hong Kong Department of Health for its seasonal influenza vaccine Anflu®.

Dr. Weidong Yin,Chairman, President and CEO of Sinovac, commented, “We are continuing to face a challenging domestic market for vaccine sales as demand has declined subsequent to the unfounded media reports in the Shanxi province that have a lingering impact on patient confidence in vaccine safety.  We are ramping up our sales and marketing initiatives to leverage opportunities across our limited commercialized product portfolio.  To address the situation, our in-house research and development team is advancing our clinical vaccine pipeline.  Our growth plan is based on maximizing our strengths in research, production and quality management, while pursuing international collaboration opportunities.”

Dr. Yin continued, “One of our long term growth strategies is to invest in research and development of new vaccines.  Our eleven R&D programs are advancing on schedule. We are waiting for approval to commence clinical trials for the EV71 vaccine.  The preclinical studies for the pneumococcal conjugated vaccine are nearing completion and the clinical trial application is on track to be filed with the SFDA before the end of 2010. The approval application for our animal rabies vaccine is progressing per our timetable and the production license is expected to be granted in 2011.”

Dr. Yin concluded, “In terms of capacity expansion, we have completed the conceptual design, with the assistance of a European professional engineering firm, at our Changping facility, which was purchased earlier this year. We will build a filing and packaging line to WHO standards on this site that is expected to be operational by early 2012.”

Mr. Jacob Ho, Acting Chief Financial Officer, stated, “In the third quarter, our sales team commenced the promotion campaign for our seasonal flu vaccine Anflu.  Based on preliminary data, our seasonal flu sales are expected to be in line with our revised full year sales guidance.  We are optimistic about ability to deliver long term growth as we deploy our financial and operational resources to expand our manufacturing capacity and advance the development of our pipeline vaccines.”

Financial Review for Third Quarter Ended September 30, 2010

Third quarter 2010 results included the consolidation of the financial results from the 30%-owned joint venture, Sinovac Dalian, following its formation in January 2010.

Sales for the third quarter of 2010 were $9.6 million, down 7% from $10.3 million in the second quarter of 2010 and down 55% from $21.2 million for the third quarter of 2009.  Excluding one-time sales to the Ministry of Health and Beijing Center for Disease Control, adjusted sales for the third quarter 2009 were $18.3 million, which yielded a 47.8% decline in quarterly sales when comparing 2010 to 2009.  The third quarter 2010 sales were impacted in part by the continuing weakness in the vaccine market in China following the unfounded media reports about vaccine safety in China’s Shanxi province and by a large-scale measles campaign conducted in September 2010 that delayed administration of routine vaccinations.

Sinovac’s sales breakdown by product was as follows.

	Three months ended September 30
	2010	2009
Sales
Inactive hepatitis A vaccines	$2,290,565	5,189,219
Recombined hepatitis A&B vaccines	145,586	1,467,736
Influenza vaccines	5,425,664	12,946,388
H5N1vaccines	90,957	60,966
H1N1 vaccines	1,599,469	1,560,376
Total	$9,552,241	21,224,685

Sales of the Panflu.1 (H1N1) vaccine represented 1.7% of total sales for the three months ended September 30, 2010. The H1N1 vaccine was sold to the Chinese government in accordance with the government purchase program.

Gross profit for the third quarter of 2010 was $6.5 million, with a gross margin of 68.3%, compared to $17.5 million and a gross margin of 82.7% for the same period of 2009.  The gross margin for the third quarter of 2010 decreased due to the product mix consisting of a greater portion of seasonal flu vaccine that has a lower gross margin compared to the hepatitis A vaccine. After deducting depreciation of land use rights and amortization of licenses and permits from gross profit, the adjusted gross margin was 67.2% and 82.2% for the third quarter of 2010 and 2009, respectively.

Selling, general and administrative expenses for the third quarter of 2010 were $4.4 million, compared to $3.5 million in the same period of 2009. SG&A expenses as a percentage of third quarter 2010 sales were 46.2%, compared to 16.6% during the third quarter of the prior year. The higher SG&A expenses as a percentage of revenue resulted from the additional G&A expenses associated with the 30%-owned joint venture, partly offsetting the lower selling costs associated with the third quarter 2010 revenues.

Net research and development expenses for the third quarter 2010 were $2.5 million, compared to $1.4 million in the same period of 2009. The increased R&D expenses in the third quarter of 2010 were primarily related to the continued development of EV71 vaccine, pneumococcal conjugated vaccine, rabies vaccines for human and animals, along with the mumps vaccine, which is currently under development at Sinovac Dalian.

Depreciation of property, plant and equipment and amortization of license and permits for the third quarter of 2010 were $334,000, compared to $180,000 for the same period of last year.  The increase compared to 2009 was primarily attributable to the Sinovac Dalian assets acquired in 2010.

Total operating expenses for the third quarter of 2010 were $7.3 million, compared to $5.1 million in the comparative period in 2009.

The operating loss for the three months ended September 30, 2010 was $737,000, compared to net income of $12.4 million for the same period of the prior year.  The lower operating income in the third quarter of 2010 was primarily attributable to the lower sales, increased administrative expenses from Sinovac Dalian, and higher R&D expenses.

Net loss for the third quarter of 2010 included $156,000 of interest and financing expenses, $555,000 of interest and other income and $199,000 of income tax expense. Net income for the same period of 2009 included $246,000 of interest and financing expenses, $77,000 of interest and other income, and $3.8 million of income tax expenses. Net loss attributable to shareholders for third quarter of 2010 was $298,000, or $0.01 per diluted share, as compared to net income attributable to shareholders of $5.2 million, or $0.12 per diluted share, in the same period of 2009.

As of September 30, 2010, Sinovac’s cash and cash equivalents totaled $84.5 million, compared to $75.0 million as of December 31, 2009.

Financial Review for Nine-Month Period Ended September 30, 2010

Results for the nine-month period of 2010 included the consolidation of the financial results from the 30%-owned joint venture, Sinovac Dalian, following its formation in January 2010.

Sales for the nine-month period of 2010 were $24.3 million, down 49% from $47.8 million for the same period of 2009.  Excluding one-time sales to the Ministry of Health and Beijing Center for Disease Control, adjusted sales for the first nine months of 2009 were $34.2 million, which yielded a 29.0% decline in nine month sales when comparing 2010 to 2009.  The lower sales in the first nine months of 2010 were primarily attributable to adverse impact of the unfounded media reports in the Shanxi province on the domestic vaccine market and the absence of government purchases in the current year for disease control in the flood region.

Sinovac’s sales breakdown by product was as follows.

	Nine months ended September 30
	2010	2009
Sales
Inactive hepatitis A vaccines	$10,784,372	$28,109,874
Recombined hepatitis A&B vaccines	3,409,355	4,767,486
Influenza vaccines	5,456,696	13,310,408
H5N1 vaccines	90,957	60,966
H1N1 vaccines	4,518,466	1,560,377
Total	$24,259,846	$47,809,111

Sales of the Panflu.1 (H1N1) vaccine represented 18.6% of total sales for the nine months ended September 30, 2010. The H1N1 vaccine was sold to the Chinese government in accordance with the government purchase program.

Gross profit for the nine-month period of 2010 was $18.6 million, with a gross margin of 76.5%, compared to $38.9 million and a gross margin of 81.4% for the same period of 2009.  The gross margin for the first nine months of 2010 decreased due to different product mix in the current year.  After deducting depreciation of land use rights and amortization of licenses and permits from gross profit, adjusted gross margin was 75.2% and 80.8% for the nine-month period of 2010 and 2009, respectively.

Selling, general and administrative expenses for the first nine months of 2010 were $11.6 million, compared to $11.9 million in the same period of 2009. SG&A expenses as a percentage of nine-month period 2010 sales were 47.9%, compared to 24.9% for the same period of the prior year. The higher

SG&A expenses as a percentage of revenue resulted from the additional G&A expenses associated with the 30%-owned joint venture, partly offsetting the lower selling costs associated with the first nine month 2010 revenues.

Net research and development expenses for the first nine months of 2010 were $4.9 million, compared to $2.8 million in the same period of 2009. The increased R&D expenses in the nine-month period of 2010 were primarily related to the continued development of EV71 vaccine, pneumococcal conjugated vaccine, rabies vaccines for human and animals, along with the mumps vaccine, which is currently under development at Sinovac Dalian.

Depreciation of property, plant and equipment and amortization of license and permits for the nine-month period of 2010 were $1.3 million, compared to $512,000 for the same period of last year.  The increase was primarily attributable to depreciation expense at Sinovac Dalian.

Total operating expenses for the first nine months of 2010 were $17.8 million, compared to $15.2 million in the comparative period in 2009.

The operating income for the nine months ended September 30, 2010 was $815,000, compared to $23.7 million for the same period of the prior year.  The lower operating income in the first nine months of 2010 was primarily attributable to the reduced sales, increased administrative expenses from Sinovac Dalian, higher R&D expenses.

Net income for the nine-month period of 2010 included $703,000 of interest and financing expenses, $521,000 of interest income and other expenses and $821,000 of income tax expense. Net income for the same period of 2009 included $571,000 of interest and financing expenses, $243,000 of interest and other income, and $6.4 million of income tax expenses. Net income attributable to shareholders for first nine months of 2010 was $440,000, or $0.01 per diluted share, compared to $11.0 million or 0.26 per diluted share in the same period of 2009.

2010 Guidance

The Company reconfirmed its revised total 2010 sales expectations in the range of approximately $40 million to $45 million. The Company has provided the revised outlook based on the following factors:

(i)                                     The vaccine market in China is experiencing a much longer than originally expected demand weakness in the market following the unfounded media reports about vaccine safety in China’s Shanxi province.

(ii)                                  A large-scale measles vaccination campaign was conducted in September 2010 that delayed administration of routine vaccinations, including the seasonal influenza vaccine. The campaign concluded in September 2010.

Conference Call Details

The Company will host a conference call on Monday, November 15, 2010 at 8:00 a.m. EST (November 15, 2010 at 9:00 pm China Standard Time) to review the Company’s financial results for the third quarter ended September 30, 2010 and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (international). A replay of the call will be available from 11 a.m. ET on November 15, 2010 to November 29, 2010 at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (international) and the replay pin number 360033.

A live audio webcast of the call will also be available from the Investors section on the corporate web site at http://www.sinovac.com . A webcast replay can be accessed on the corporate website beginning November 15, 2010 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received orders from the Chinese Central Government pursuit to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against Hand, Foot & Mouth Disease), Japanese Encephalitis, animal and human rabies, HIB and epidemic meningitis, chickenpox, mumps and rubella. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines and has completed the field trials for an independently developed inactivated animal rabies vaccine, which is anticipated to be launched into market in 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee

Sinovac Biotech Ltd.

Tel:  +86-10-8279-9871/9659

Fax:  +86-10-6296-6910

Email: info@sinovac.com

Investors:

Stephanie Carrington/Amy Glynn

The Ruth Group

Tel:  +1-646-536-7017/7023

Email: scarrington@theruthgroup.com

aglynn@theruthgroup.com

Media

Jason Rando

The Ruth Group

Tel:  +1-646-536-7025

Email:  jrando@theruthgroup.com

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Balance Sheets

(Unaudited)

(Expressed in U.S. Dollars)

	September 30,	December 31,
	2010	2009

ASSETS

Current assets
Cash and cash equivalents	$84,504,538	$74,953,212
Restricted cash	—	64,400
Short-term investments	7,912,692	7,313,149
Accounts receivable — net	32,578,531	24,540,134
Inventories	24,556,152	9,599,118
Prepaid expenses and deposits	702,477	466,346
Due from related party	3,353,748	—
Deferred tax assets	806,257	1,375,174

Total current assets	154,414,395	118,311,533

Property, plant and equipment	62,613,854	22,306,688
Long term inventories	423,884	2,642,734
Deposits for acquisition of equipment	233,133	—
Deferred tax assets	498,300	520,077
Licenses and permits	404,749	695,109
Total assets	$218,588,315	$144,476,141

LIABILITIES AND EQUITY

Current liabilities
Loans payable	$2,985,921	$17,697,821
Accounts payable and accrued liabilities	16,368,214	17,784,509
Income tax payable	825,136	6,413,734
Deferred revenue	5,116,258	5,386,749
Deferred government grants	1,515,161	1,331,476
Deferred tax liability	1,246,155	1,398,123
Total current liabilities	28,056,845	50,012,412

Deferred government grants	2,567,183	2,646,669
Loans payable	8,435,228	—
Long term payable for acquisition of assets	6,108,158	—
Long term payable	416,250	407,794
Deferred revenue	7,086,799	6,942,824
Total long term liabilities	24,613,618	9,997,287

Total liabilities	52,670,463	60,009,699

Commitments and contingencies

EQUITY

Preferred stock	—	—
Authorized 50,000,000 shares at par value of $0.001 each Issued and outstanding: nil
Common stock	54,172	42,585
Authorized: 100,000,000 shares at par value of $0.001 each Issued and outstanding: 54,171,861 (2009 — 42,585,261)
Additional paid in capital	104,809,052	42,533,876
Accumulated other comprehensive income	5,810,268	4,225,196
Dedicated reserves	9,863,251	9,863,251
Retained earnings	14,433,743	13,993,287

Total stockholders’ equity	134,970,486	70,658,195
Non-controlling interests	30,947,366	13,808,247
Total equity	165,917,852	84,466,442
Total liabilities and equity	$218,588,315	$144,476,141

SINOVAC BIOTECH LTD.

Consolidated Statements of Income (Loss) and Comprehensive Income

Three Months and Nine Months Ended September 30, 2010 and 2009

(Unaudited)

(Expressed in U.S. Dollars)

	Three months ended		Nine months ended
	30-Sep		30-Sep
	2010	2009	2010	2009

Sales	$9,552,241	$21,224,685	$24,259,846	$47,809,111

Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses and permits of $105,659 (2009 - $104,732) for three months and $315,284 (2009 -$314,081) for nine months	3,031,414	3,675,695	5,690,066	8,886,251

Gross profit	6,520,827	17,548,990	18,569,780	38,922,860

Selling, general and administrative expenses	4,412,934	3,519,977	11,610,212	11,927,879

Research and development expenses - net of $36,016 (2009- $133,176) for three months and $17,068 (2009- $261,861) for nine months in government research grants	2,510,903	1,443,834	4,878,294	2,753,009

Depreciation of property, plant and equipment and amortization of licenses and permits	333,859	179,962	1,266,300	511,835

Total operating expenses	7,257,696	5,143,773	17,754,806	15,192,723

Operating income (loss)	(736,869)	12,405,217	814,974	23,730,137

Interest and financing expenses	(155,712)	(246,036)	(703,070)	(571,349)

Interest and other income	555,311	77,300	520,657	243,451

Income (loss) before income taxes and non-controlling interests	(337,270)	12,236,481	632,561	23,402,239

Income tax expenses	(198,970)	(3,782,463)	(820,773)	(6,426,330)

Consolidated net income (loss)	(536,240)	8,454,018	(188,212)	16,975,909

Less: net income (loss) attributable to non-controlling interests	(238,681)	3,228,659	(628,668)	5,917,215

Net income (loss) attributable to stockholders	$(297,559)	$5,225,359	$440,456	$11,058,694
Net income (loss)	$(536,240)	$8,454,018	$(188,212)	$16,975,909

Other comprehensive income
Foreign currency translation adjustment	1,723,779	64,108	2,161,345	90,728
Total comprehensive income	1,187,539	8,518,126	1,973,133	17,066,637
Less: comprehensive income (loss) attributable to non-controlling interests	221,191	3,229,599	(52,395)	5,932,451
Comprehensive income attributable to stockholders	$966,348	$5,288,527	$2,025,528	$11,134,186
Earnings (loss) per share — basic and diluted	$(0.01)	$0.12	$0.01	$0.26
Weighted average number of shares of common stock outstanding
- Basic	54,140,655	42,428,755	52,834,517	42,574,921
- Diluted	54,140,655	43,631,572	53,875,179	42,758,104

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

Three Months and Nine Months Ended September 30, 2010 and 2009

(Unaudited)

(Expressed in U.S. Dollars)

	Three Months ended September 30		Nine Months ended September 30
	2010	2009	2010	2009
Cash flows from (used in) operating activities
Net Income (loss) for the period	$(536,240)	$8,454,018	$(188,212)	$16,975,909
Adjustments to reconcile net income to net cash from (used by) operating activities:
- deferred income taxes	275,164	551,478	412,873	1,399,428
- write-off of equipment and loss (gain) on disposal	49,631	641	869,042	(6,708)
- stock-based compensation	95,166	180,152	298,062	308,195
- provision (recovery) for doubtful accounts	—	(1,595,787)	—	717,137
- inventory provision (recovery)	(13,272)	—	243,793	—
- depreciation of property, plant and equipment, and amortization of licenses and permits	901,792	591,664	2,782,896	1,547,454
- research and development expenditures qualifying for government grant	(36,016)	(133,176)	(17,068)	(261,861)
- deferred government grant recognized in income	(66,374)	(61,707)	(198,059)	(153,390)
- accounts receivable	(5,841,219)	(3,545,198)	(7,400,539)	(18,088,750)
- inventories	(3,608,516)	(4,063,146)	(12,086,225)	(9,198,785)
- income tax payable	(923,228)	3,482,345	(5,621,908)	3,309,317
- prepaid expenses and deposits	80,529	(197,728)	(224,222)	58,098
- long term payable, deferred revenue and advances from customers	—	147,160	(374,556)	9,791,728
- accounts payable and accrued liabilities	569,443	3,646,229	(4,563,723)	2,362,439
Net cash provided by (used in) operating activities	(9,053,140)	7,456,945	(26,067,846)	8,760,211

Cash flows from (used in) financing activities
- Loan proceeds	—	—	9,583,379	16,074,281
- Loan repayment	—	(4,384,356)	(16,094,224)	(4,384,356)
- Proceeds from issuance of common stock net of share issuance cost	68,800	693,285	61,988,701	693,285
- Repurchase of common shares	—	—	—	(335,831)
- Loan to non-controlling shareholder of Sinovac Beijing	—	1,461,298	(3,286,695)	—
- Subscriptions received	—	4,035	—	4,035
- Dividends paid to non-controlling shareholder of Sinovac Beijing	—	(3,846,501)	(3,285,902)	(3,846,501)
- Repayment to non-controlling shareholder of Sinovac Dalian	(519,075)	—	—	—
- Government grant received	—	171,326	235,818	171,326
Net cash provided by (used in) financing activities	(450,275)	(5,900,913)	49,141,077	8,376,239

Cash flows used in investing activities
- Restricted cash	308,477	—	64,400	—
- Proceeds from disposal of equipment	158,443	—	349,913	—
- Proceeds from redemption of short-term investments	2,173,792	—	7,314,187	—
- Purchase of short-term investments	—	—	(7,775,365)	—
- Deposits for acquisition of equipment	(229,087)	—	(229,087)	—
- Acquisition of property, plant and equipment	(3,526,286)	(1,718,443)	(13,888,818)	(3,480,444)
Net cash used in investing activities	(1,114,661)	(1,718,443)	(14,164,770)	(3,480,444)

Exchange effect on cash and cash equivalents	484,277	37,748	642,865	29,681
Increase (decrease) in cash and cash equivalents	(10,133,799)	(124,663)	9,551,326	13,685,687

Cash and cash equivalents, beginning of period	94,638,337	46,704,452	74,953,212	32,894,102

Cash and cash equivalents, end of period	$84,504,538	$46,579,789	$84,504,538	$46,579,789

Cash paid for interest	$163,599	$285,423	$821,776	$615,691
Cash paid (received) for income taxes	$838,993	$(251,359)	$5,200,744	$1,717,585

Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	$8,828,052	$(695,653)	$9,788,178	$699,965